Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

Cellebrite, the secretive firm famous for helping the FBI crack into locked iPhones, has big plans to expand into the private sector as it prepares to go public via SPAC

Aaron Holmes, Business Insider, 10 June 2021

●	Cellebrite, the secretive forensics firm known for cracking into locked iPhones, is preparing to go public.

●	CEO Yossi Carmil told Insider about Cellebrite’s “race” to stay ahead of Apple’s software patches.

●	Cellebrite’s customers have mostly been police in the past, but now it’s pursuing more private contracts.

For most of the 22 years since its founding, the digital forensics firm Cellebrite has kept a low profile. But now, the phone-cracking firm is stepping out of the shadows as it prepares to go public.

The Israel-based company made a name for itself with software that lets its customers — mostly police departments — break into locked smartphones to carry out investigations. The firm’s technology was reportedly used by the FBI to unlock the San Bernadino shooter’s iPhone, even after Apple said it couldn’t help the agency break in. But the company has kept details of its business and technology under wraps until now.

In an interview with Insider this week, Cellebrite CEO Yossi Carmil and other execs opened up about the firm’s phone-cracking technology and its digital arms race against vendors like Apple and Samsung. Carmil also described Cellebrite’s recent expansion into private enterprise customers, and hit back at vocal critics of the company like the founder of encrypted messaging app Signal, Moxie Marlinspike, a privacy advocate who called Cellebrite’s technology “larcenous.”

Carmil, meanwhile, dismissed Marlinspike as “one of the anti-forensics, which are as old as the forensics industry.”

Cellebrite’s stated mission  is to “protect and save lives, accelerate justice, and ensure data privacy,” but it’s faced criticism from privacy hardliners and criminal justice advocates, who argue it’s unfair to the subjects of investigations that their data can be seized by law enforcement using technology that’s largely opaque. Critics have also slammed the company for licensing technology to authoritarian governments, a practice Cellebrite has recently taken steps to curtail.

Despite the criticism, Cellebrite is confident that its business will grow steadily in the years to come. The firm announced this week that it has achieved annual recurring revenue of $150 million, up 53% from the year prior. Its clients include police departments in all 50 US states, national law enforcement agencies in 25 of the 27 European Union nations, and 8 out of the 10 largest US banks. Now, it has big plans to expand into the private sector as it prepares to go public through a merger with a special purpose acquisition company (SPAC) by the end of 2021, in a deal valued at $2.4 billion.

“The company is executing a strategy with a goal to become a one-stop-shop vendor in the digital intelligence space,” Carmil said. “I think we are not even scratching the surface of what the company can be.”

The firm has expanded its services in recent years: It recently launched a data analytics tool to supplement its encryption-breaking technology, and now offers a single software platform meant to be used by investigators, analysts, and prosecutors alike.

Carmil says “there is a race” to beat Apple from patching iPhone vulnerabilities that Cellebrite exploits

Cellebrite licenses a suite of products that collect and manage data from digital sources, but its most well-known offering is a physical analyzer that promises customers the ability to extract data from locked smartphones. The physical analyzer does not intercept data remotely; rather, it connects to a phone physically to break in and extract information.

That puts Cellebrite’s business at odds with vendors like Apple and Samsung, which promise users privacy. Apple has previously told the US Department of Justice that even Apple engineers can’t open a locked iPhone without knowing the passcode.

According to Carmil, Apple has been trying to patch vulnerabilities that Cellebrite exploits since 2011, and Cellebrite has been in a similar cat-and-mouse game with Samsung since 2016. But Carmil said he’s confident that Cellebrite will stay ahead of those efforts.

“On a strategic level, on a tactical and operational level, definitely there is a race,” Carmil said. “We are less concerned about the near future — three to five years — because we have enough assets and we are winning this race. And actually it’s not that we are chasing after the vendor: The vendor is chasing after us.”

Carmil also speculated that companies like Apple and Samsung may ultimately determine that it’s in their best interests not to fight Cellebrite’s technology. He argues that Cellebrite lets law enforcement collect information without creating the expectation that vendors need to cooperate with them.

Apple has previously told prosecutors that it can’t open locked phones or break iMessage’s end-to-end encryption and it and other tech firms are vocally opposed to so-called “backdoors” for law enforcement, which they say hurt security for all users. Representatives for Apple and Samsung did not respond to requests for comment.

“I might surprise you: I think that there is a coexistence here,” he said. “I believe that the vendors needs companies like Cellebrite, not to mention that the law enforcement needs it as well. So I’m not that sure that there is an interest to close it automatically in the future.”

Cellebrite rolled out a software patch after Moxie Marlinspike published a vulnerability

After Cellebrite boasted that its technology could extract data from the encrypted messaging app Signal, Marlinspike — Signal’s founder and CEO — called the now-deleted post “pretty embarrassing” for the company. Then, several months later, he published a blog post in April claiming he reverse engineered Cellebrite’s physical analyzer and found a vulnerability that could corrupt extracted data.

“This could even be done at random, and would seriously call the data integrity of Cellebrite’s reports into question,” Marlinspike wrote, arguing that data extracted by Cellebrite devices in the past could have been spoiled if suspects ever exploited the vulnerability. At least one defense lawyer has already used the findings to ask a judge to throw out data obtained by Cellebrite’s tools, but legal experts say Marlinspike’s proof-of-concept is unlikely to devalue all previous Cellebrite data in the eyes of courts.

Carmil told Insider that Marlinspike achieved the exploit in a “sterile lab environment” and denied that there’s evidence such an exploit has ever corrupted data extracted by Cellebrite in the real world. Nonetheless, he said the company took Marlinspike’s findings “seriously” and updated its software to patch the vulnerability.

“Theoretically, everything is vulnerable,” Carmil said, adding that the firm’s “relationship today with 5,000 public sector customers” shows that “the results speak for themself.”

Marlinspike also claimed that he found packages in Cellebrite’s code signed by Apple, which appeared to be extracted from a Windows installer for iTunes, implying that Cellebrite violated Apple’s copyright. While Carmil did not deny the existence of those packages, he told Insider that no copyright violation occured.

Cellebrite is weighing its ethical obligations while forging into the private sector

A number of high-profile criminal cases have hinged on Cellebrite’s tools. In 2015, police in Leicestershire, UK used Cellebrite to extract Facebook Messenger records from the iPad of 15-year-old Kayleigh Haywood after she disappeared, discovering evidence that led to the arrest of her suspected killer.

At the start of 2020, roughly 90% of Cellebrite’s clients were government agencies, but has also been seriously pursuing private enterprises in recent years, Carmil said. The company expects private companies to comprise 20% of its business by the end of 2023.

“The private sector is a great opportunity,” chief strategy officer Leeor Ben-Peretz told Insider, adding that private clients use Cellebrite for e-discovery in corporate security litigation and fraud cases. Companies are increasingly seeking out digital tools to help track down insider leaks, a growing threat to corporate secrets.

But as the firm grows its base of enterprise clients, it’s also ruling out certain government customers with track records of human rights abuses. It recently stopped selling its tech to countries like Russia, Belarus, and China after it emerged that those governments used Cellebrite tools against political dissidents.

Carmil said Cellebrite only wants to work with customers who align with its mission to “create a safer environment,” adding that he recently hired a chief compliance officer to ensure the company doesn’t violate sanctions imposed by the US, EU, or Israel.

“Especially now as we go public, we are very motivated by what we do. We wake up in the morning to help the forces that create a safer world,” Carmil said. “We need to accelerate justice.”

About Cellebrite

Cellebrite’s mission is to enable its customers protect and save lives, accelerate justice and preserve privacy in communities around the world. Cellebrite is the global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies in more than 140 countries, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com and https://www.cellebrite.com/en/investors/.

About TWC Tech Holdings

TWC Tech Holdings is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. TWC Tech Holdings raised $600 million in its initial public offering in September 2020. TWC Tech Holdings securities are listed on the Nasdaq Capital Market under the ticker symbols “TWCT,” “TWCTU” and “TWCTW.”

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of TWC Tech Holdings, Cellebrite or the combined company after completion of the proposed business combination (the “business combination”) contemplated by the Business Combination Agreement and Plan of Merger (the “Merger Agreement”) are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of TWC Tech Holdings or other conditions to closing in the Merger Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by TWC Tech Holdings. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TWC Tech Holdings and Cellebrite undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Cellebrite and TWC Tech Holdings, Cellebrite has filed a registration statement on Form F-4 that includes a preliminary proxy statement to be distributed to stockholders of TWC Tech Holdings II Corp. in connection with TWC Tech Holdings’ solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the SEC, TWC Tech Holdings will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Cellebrite or TWC Tech Holdings may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with TWC Tech Holdings’ solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Cellebrite, TWC Tech Holdings and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Cellebrite’s website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Cellebrite, TWC Tech Holdings or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Cellebrite and TWC Tech Holdings and their respective directors and officers may be deemed participants in the solicitation of proxies of TWC Tech Holdings stockholders in connection with the proposed business combination. TWC Tech Holdings stockholders, Cellebrite’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Cellebrite and TWC Tech Holdings at Cellebrite’s website at www.cellebrite.com, or in TWC Tech Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, respectively. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWC Tech Holdings’ stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Contacts For Cellebrite: Media

Adam Jaffe
VP of Global Communications adam.jaffe@cellebrite.com +1 973 206 7643 - or - Reevemark Renée Soto or J. Peter Donald +1 212 433 4600 cellebrite@reevemark.com

Investors

Anat Earon-Heilborn
VP, Investor Relations +972 73 394 8440 investors@cellebrite.com - or - Michael Anderson Blueshirt Capital Advisors cellebrite@blueshirt.com

For TWC Tech Holdings II Corp.
Jonathan Gasthalter/Nathaniel Garnick Gasthalter & Co. +1 (212) 257-4170 TWCT@gasthalter.com